Exhibit 99.2

Proposal

Proposal

“RESOLVED, that the shareholders of First Trust Senior Floating Rate Income Fund II (the “Fund”) request that the Board of Trustees of the Fund (the “Board”) take all necessary steps in its power to declassify the Board so that trustees are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.”

Supporting Statement:

Saba believes the annual election of all trustees encourages board accountability to shareholders, and that when trustees are held accountable for their actions, they perform better. This view is shared by most shareholders and institutional investors, who believe it to be the standard for corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually.

Currently, the Board is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board is strong proof that the Board is not acting in the best interest of shareholders. A classified board protects the incumbents, which in turn limits accountability to shareholders.

Saba is committed to improving the corporate governance of the Fund for the benefit of all shareholders. Declassification of the Board is a positive step, which will allow more productive shareholder engagement and will help the Fund achieve its optimal valuation.

Saba believes this Proposal to declassify the Board may help allow the Board to operate freely and in the best interest of shareholders.

For a greater voice in the Fund’s corporate governance and to increase the accountability of the Board to shareholders, we urge you to vote FOR this Proposal.